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Second Amendment to Rights Agreement

        Second Amendment, dated as of April 25, 2002 (this "Amendment"), to Rights Agreement, dated as of October 29, 1998, as amended as of February 9, 2000 (the "Rights Agreement"), between Technology Solutions Company, a Delaware corporation (the "Company"), and Mellon Investor Services LLC, a New Jersey limited liability company (successor to ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (the "Rights Agent").

W I T N E S S E T H:

        Whereas, the Board of Directors of the Company, at a meeting held on April 25, 2002, has determined that it is advisable and in the best interest of the Company to amend the Rights Agreement as set forth below; and

        Whereas, in compliance with Section 27 of the Rights Agreement, the Company and the Rights Agent are willing to amend the Rights Agreement as hereinafter set forth and the Company and the Rights Agent have each executed and delivered this Amendment.

        Now, therefore, in consideration of the Rights Agreement and the premises and mutual agreements herein set forth, the parties hereby agree as follows:

        1.    The first and second sentences of Section 1(a) of the Rights Agreement are hereby amended and restated to read as follows:

    "Acquiring Person" shall mean (i) any Person, other than the State of Wisconsin Investment Board ("SWIB"), who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, or (ii) SWIB on such date as it, together with all of its Affiliates and Associates, shall be the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more (20% or more in the case of SWIB) of the shares of Common Stock then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more (20% or more in the case of SWIB) of the shares of Common Stock then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then such Person shall be deemed to be an "Acquiring Person".

        2.    The last paragraph of Section 1 of the Rights Agreement is hereby amended by inserting the new clause "(xxi) "SWIB" shall have the meaning set forth in Section 1(a)" and renumbering the current clause (xxi) to (xxii).

        3.    The first sentence of Section 3(a) of the Rights Agreement is hereby amended by adding the parenthetical phrase "(20% or more in the case of SWIB)" immediately after the phrase "15% or more".

        4.    The last sentence of the first paragraph of the Summary of Rights to Purchase Preferred Stock attached as Exhibit C to the Rights Agreement is hereby amended and restated to read as follows:

    The description and terms of the Rights are set forth in a Rights Agreement, dated as of October 29, 1998, as amended by the First Amendment, dated as of February 9, 2000, and the Second Amendment, dated as of April 25, 2002 (collectively, the "Rights Agreement"), between the Company and Mellon Investor Services LLC, a New Jersey limited liability company (successor to ChaseMellon Shareholder Services, L.L.C.), as Rights Agent.

        5.    The second paragraph of the Summary of Rights to Purchase Preferred Stock attached as Exhibit C to the Rights Agreement is hereby amended and restated to read as follows:

    Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and the Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more (20% or more if the person is the State of Wisconsin Investment Board ("SWIB")) of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group beneficially owning 15% or more (20% or more in the case of SWIB) of the outstanding shares of Common Stock.

        6.    This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed with in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

        7.    This Amendment may be executed in two or more counterparts, each of which shall for all purposes be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

        8.    Any capitalized term used herein without definition shall have the meaning specified in the Rights Agreement.

        9.    Except as otherwise expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any other manner affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are hereby ratified and confirmed in all respects and shall continue in full force and effect.

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        In Witness Whereof, the parties hereto have caused this Amendment to be duly executed and attested, all as of the day and year first above written.

Attest:	Technology Solutions Company
By: /s/ Paul R. Peterson	By: /s/ Timothy P. Dimond
Name: Paul R. Peterson	Name: Timothy P. Dimond
Title: SVP, General Counsel and Secretary	Title: SVP and CFO
Attest:	Mellon Investor Services LLC, as Rights Agent
By: /s/ Jackie Wadsworth	By: /s/ Lynore LeConche
Name: Jackie Wadsworth	Name: Lynore LeConche
Title: Vice President	Title: Vice President

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Second Amendment to Rights Agreement
W I T N E S S E T H